UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2025

Commission File Number: 001-15160

Brookfield Corporation
(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Brookfield Corporation and Brookfield Finance Inc. on Form F-10 (File Nos. 333-279601 and 333-279601-02).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Underwriting Agreement, dated August 13, 2025
99.2	Consent of Torys LLP, dated August 14, 2025
99.3	Consent of Goodmans LLP, dated August 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: August 14, 2025	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal & Regulatory